UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

858495104
(CUSIP Number of Class of Securities)

Dennis M. Hanson
Chief Financial Officer and General Counsel
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453
(781) 894-9770
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-2626

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Steinway Musical Instruments, Inc. (the “Company”) by KSTW Holdings, Inc. (“Parent”) and KSTW Acquisition, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”) pursuant to the terms of an Agreement and Plan of Merger, dated June 30, 2013, by and among the Company, Parent and Acquisition Sub:

(i) joint press release of the Company and Kohlberg & Company, dated July 1, 2013;

(ii) letter, dated July 1, 2013, from the CEO of the Company to Company employees; and

(iii) outline, dated July 1, 2013, for Senior Management Discussions with Employees re: Kohlberg Acquisition.

The items listed above were first used or made available on July 1, 2013.  In addition, the information set forth under Items 1.01, 3.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on July 1, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the common stock of the Company will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the Securities and Exchange Commission.  At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many stockholders of the Company may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the U.S. Securities and Exchange Commission, including the Company’s recent filings on Form 10-Q and Form 10-K.

Joint Press Release

Kohlberg to Acquire Steinway Musical Instruments

Stockholders to Receive $35.00 per Share

WALTHAM, MA — July 1, 2013 — Steinway Musical Instruments, Inc. (the “Company”) (NYSE: LVB), a global leader in the design, manufacture, marketing and distribution of high quality musical instruments, today announced that it has entered into a definitive agreement to be acquired by an affiliate of Kohlberg & Company (“Kohlberg”), a global private equity investment firm, in a transaction valued at approximately $438 million.  Upon the completion of the transaction, the Company will become a privately held company.

Under the terms of the agreement, an affiliate of Kohlberg will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $35.00 per share in cash, representing a premium of 33% based on the average closing price of the Company’s common shares during the 90 trading days ended June 28, 2013, and 45% based on the average closing price during the 52-week period ended June 28, 2013.  The board of directors of the Company unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

“Our agreement with Kohlberg represents an exceptional valuation for our shareholders, while also representing an important next step in the growth of Steinway,” said Michael Sweeney, Chairman and interim CEO of the Company. “Kohlberg has long been one of America’s premier private investment firms. We are delighted that they recognize the bright future for Steinway as well as value our great heritage. We look forward to this partnership as we continue our mission of making the world’s finest musical instruments without compromise.”

Kohlberg Partner Christopher Anderson commented, “For over 160 years, Steinway’s skilled manufacturing artisans have been crafting the world’s finest musical instruments to perform with unequalled touch and tone. We feel fortunate to be selected to partner with Steinway and further its commitment to serving its artists and customers worldwide by producing the finest pianos and musical instruments available.  Kohlberg’s long history of collaboration to grow and expand some of the world’s leading consumer brands makes us an ideal partner for Steinway to accelerate its global expansion, while ensuring the artisanal manufacturing processes that make the Company’s products unique are preserved, celebrated and treasured.”

The agreement provides for a 45-day “go-shop” period during which time the Company may solicit alternative proposals to the transaction with Kohlberg including by way of waiving any existing “standstill” agreements.  Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer.  Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of German antitrust approvals.  The transaction is expected to close in the third quarter of 2013.

Allen & Company LLC is serving as financial advisor to the Company in this transaction.  Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher LLP are acting as legal advisors to the Company.  Ropes & Gray LLP is acting as Kohlberg’s legal advisor.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Kohlberg & Company

Kohlberg & Company, L.L.C. (“Kohlberg”) is a leading private equity firm headquartered in Mount Kisco, New York.  Since its inception in 1987, Kohlberg has completed 60 platform investments and more than 100 add-on acquisitions, with aggregate transaction value in excess of $9 billion.  Kohlberg has invested over $3 billion of equity capital over its history and is currently investing its seventh private equity fund, Kohlberg Investors VII.  For more information, visit www.kohlberg.com.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced.  This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Kohlberg intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Kohlberg will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction.  When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Harriet Fried/Jody Burfening
Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	hfried@lhai.com

Letter to Company Employees

July 1, 2013

Dear Colleagues,

It is my pleasure to share some very exciting news for our Company. After careful consideration and negotiation, the Board of Directors has accepted an offer from Kohlberg & Company to purchase Steinway Musical Instruments for $35.00 per share. The proposed sale is subject to shareholder and other approvals, and will likely close in the third quarter after the completion of a “go-shop” period.

The “go-shop” period, a time where the Company seeks competing offers, is meant to ensure that shareholders get the best deal possible from the transaction.  If and when a sale is completed, our company will be privately owned and no longer be traded as a public company.

This agreement represents an exciting opportunity. Kohlberg has long been one of America’s premier private investment firms with substantial resources and significant expertise in consumer products. Before making this offer to purchase the Company, their team carefully evaluated our financial results and future plans. As a result of your hard work, we have been able to make great progress and Kohlberg joins us in our optimism about our future prospects. As a private company, we will have greater freedom to focus on longer term investments and growth opportunities.

We see this transaction as a positive development for all of our stakeholders. The transition from a publicly traded company to a privately held one will not impact our commitment to our employees, dealers and artists. Regardless of our ownership structure, we expect to further Steinway’s track record of strong growth and success serving customers with best-in-class musical instruments.  I look forward to working with Kohlberg and welcome them to the Steinway family.

I appreciate that you may have some concerns about this news and how it will impact you on a daily basis. If you are enrolled in the Company’s Employee Stock Purchase Plan (ESPP), your purchase will take place as scheduled on July 31, 2013.  Based on the $35.00 per share agreement with Kohlberg, participating employees will realize a discount of 41%. Due to the anticipated sale of the Company, the Company will not make an Offering of its common stock on August 1st as originally planned. Payroll contributions to the ESPP will cease on July 31, 2013. Other than that, we do not expect any changes at this time.

Without doubt, each and every one of you plays an important part in this organization.  The most important thing you can do is to continue performing your role at the highest level. We need to maintain the momentum and success we’ve recently built throughout this transition period.

If you have any questions at all, please contact your supervisor. If you receive any inquiries from the press, analyst or investor community in relation to today’s announcement, please take down their contact information and pass it along to Julie Theriault, Director of Corporate Planning & Communications at JTheriault@steinwaymusical.com or 781.419.5722.

This is the first step in the process, and I will update you again when there is news to share. Thank you in advance for your continued dedication. With your help and support, we can all look forward to a bright future for Steinway.

Best regards.

Michael T. Sweeney
President & CEO
Steinway Musical Instruments, Inc.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Steinway Musical Instruments, Inc. (the “Company”) referred to in this letter has not yet commenced.  This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Kohlberg & Company intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Kohlberg & Company will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This letter contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction.  When used in this letter, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg & Company is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Outline for Senior Management Discussions with Employees re: Kohlberg Acquisition

•                  On June 30, the SMI Board unanimously approved a Merger agreement with Kohlberg which, if approved by a majority of stockholders through the tendering of their shares, would result in the Company going private under Kohlberg’s ownership. The price offered by Kohlberg is $35 per share which represents a significant premium over the Company’s historic trading price.

•                  Kohlberg & Company is a leading private equity firm headquartered in Mt. Kisco, New York. Kohlberg was formed in 1987 by Jerome Kohlberg Jr., the senior founding partner of Kohlberg Kravis Roberts & Co., and James A. Kohlberg to concentrate on private equity investments in the middle market, which the Firm defines as comprising acquisitions valued at $100 million to $750 million.

•                  There are no changes in the Company’s operations or management as a result of this announcement. Indeed, the Merger agreement requires that we continue to operate the business in the normal course through the date the merger closes.

•                  There is a 45 day “Go-Shop” provision during which the Company can solicit other superior offers. This provision is standard in these types of transactions and is designed to insure that stockholders receive the maximum value for their shares.

•                  All existing collective bargaining agreements (CBA) will be assumed and honored by the new ownership.

•                  Upon completion of the merger, all outstanding stock options shall vest and any unexercised options will be cashed out in an amount equal to the difference between $35 and the option strike price.

•                  The current Employee Stock Purchase Plan scheduled to end on July 31, 2013 will be completed in accordance with its current terms, with no changes to participants or participation rates. Since the Company will be going private, there will not be a new program after this one is completed.

•                  Other company benefit programs (e.g. medical) shall remain unchanged through the date of the merger and for a period of at least 1 year thereafter comparable benefit programs that are no less favorable shall be provided. Employees’ years of service shall be carried over for purposes of any benefit going forward (e.g. vacation).

•                  While the exact timing may be affected by regulatory approvals, we would expect that if the tender offer is successful, the merger will close in the third quarter.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Steinway Musical Instruments, Inc. (the “Company”) referred to in this outline has not yet commenced.  This outline is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Kohlberg & Company intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Kohlberg & Company will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This outline contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction.  When used in this outline, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg & Company is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.